EXHIBIT 99.1

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.


                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                           FOR THE THREE MONTHS ENDED

                             MARCH 31, 1996 AND 1995




                            EXHIBIT 99.1 (Continued)

                       PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

a)                 CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                                 (in thousands)


                                                           March 31,    December 31,
                                                             1996           1995
 Assets
   Cash and cash equivalents                              $   1,914     $   2,225
   Investments in limited partnerships                          387           460
   Other assets                                               5,122         5,725
   Investment properties:
     Land                                                    10,452        10,452
     Building and related personal property                  95,990        94,906
                                                            106,442       105,358
         Less accumulated depreciation                      (69,391)      (68,167)
                                                             37,051        37,191

                                                          $  44,474     $  45,601

 Liabilities and Partners' Deficit
   Accounts payable and accrued liabilities               $   1,909     $   3,035
   Mortgage notes and interest payable                       25,039        25,050
   Master loan and interest payable                         241,083       233,490

 Partners' Deficit
   General partner                                           (2,235)       (2,159)
   Limited partners                                        (221,322)     (213,815)
                                                           (223,557)     (215,974)

                                                          $  44,474     $  45,601

           See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 99.1 (Continued)

b)                 CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
                        (in thousands, except unit data)


                                                                 Three Months Ended
                                                                      March 31,
                                                                 1996          1995
 Revenues:
   Rental income                                             $  4,842       $  6,054
   Other income                                                    15             15
         Total revenues                                         4,857          6,069

 Expenses:
   Operating                                                    3,097          3,851
   General and administrative                                     157            216
   Depreciation and amortization                                1,319          1,577
   Interest                                                     7,855          8,807
         Total expenses                                        12,428         14,451

   Loss on disposition of property                                (12)            (7)
   Casualty gain                                                   --             45

 Net loss                                                    $ (7,583)      $ (8,344)

 Net loss allocated to general partner (1%)                  $    (76)      $    (83)

 Net loss allocated to limited partners (99%)                  (7,507)        (8,261)

                                                             $ (7,583)      $ (8,344)

           See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)

c)                 CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

             CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' DEFICIT
                                  (Unaudited)

               For the Three Months Ended March 31, 1996 and 1995
                                 (in thousands)


                                       General       Limited
                                       Partners      Partners          Total
 Partners' deficit at
   December 31, 1994                  $ (1,780)      $(176,260)      $(178,040)

 Net loss for the three months
   ended March 31, 1995                    (83)         (8,261)         (8,344)

 Partners' deficit at
   March 31, 1995                     $ (1,863)      $(184,521)      $(186,384)

 Partners' deficit at
   December 31, 1995                  $ (2,159)      $(213,815)      $(215,974)

 Net loss for the three months
   ended March 31, 1996                    (76)         (7,507)         (7,583)

 Partners' deficit at
   March 31, 1996                     $ (2,235)      $(221,322)      $(223,557)

           See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 99.1 (Continued)

d)                 CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                                 (in thousands)


                                                                 Three Months Ended
                                                                      March 31,
                                                                 1996            1995
 Cash flows from operating activities:
    Net loss                                                  $ (7,583)      $ (8,344)
    Adjustments to reconcile net loss to net
     cash provided by operating activities:
     Depreciation and amortization                               1,338          1,577
     Loss on disposition of property                                12              7
     Casualty gain                                                  --            (45)
     Change in accounts:
         Other assets                                              630           (935)
         Accounts payable and accrued liabilities               (1,127)           886
         Interest on Master Loan                                 7,401          7,556
         Interest payable                                           64          1,158

             Net cash provided by operating activities             735          1,860

 Cash flows from investing activities:
    Property improvements and replacements                      (1,162)          (441)
    Proceeds from sale of securities available
     for sale                                                       --            195

             Net cash used in investing activities              (1,162)          (246)

 Cash flows from financing activities:
    Advances on Master Loan                                        367             --
    Principal payments on Master Loan                             (175)            --
    Principal payments on notes payable                            (74)          (136)
    Loan costs paid                                                 (2)            --

             Net cash provided by (used in)
               financing activities                                116           (136)

 Net (decrease) increase in cash and cash equivalents             (311)         1,478

 Cash and cash equivalents at beginning of period                2,225          3,393
 Cash and cash equivalents at end of period                    $ 1,914        $ 4,871
 Supplemental disclosure of cash flow
    information:

     Cash paid for interest                                    $   371        $    92

           See Accompanying Notes to Consolidated Financial Statements


e)                 CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)


Note A - Basis of Presentation

   The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the General Partner, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1996, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1996.

   Certain reclassifications have been made to the 1995 information to conform to the 1996 presentation.

Consolidation

   Consolidated Capital Equity Partners, L.P. ("CCEP") owns a 75% interest in a limited partnership ("Western Can, Ltd.") which owns 444 De Haro, an office building in San Francisco, California. CCEP's investment in Western Can, Ltd. is consolidated in CCEP's financial statements. No minority interest liability has been reflected for the 25% minority interest because Western Can, Ltd. has a net capital deficit and no minority liability exists with respect to CCEP.

   The operations for the three months ended March 31, 1995, of Carlton House are consolidated in CCEP's financial statements pursuant to accounting guidelines regarding notes receivable in-substance foreclosed. Carlton House was transferred to a wholly owned subsidiary of Consolidated Capital Institutional Properties ("CCIP") in a series of transactions on November 30, 1995.


Note B - Related Party Transactions

   CCEP paid property management fees based upon collected gross rental revenues for property management services in each of the three month periods ended March 31, 1996 and 1995. Fees paid to affiliates of Insignia during the three month periods ended March 31, 1996 and 1995, are included in operating expenses on the consolidated statement of operations and are reflected in the following table. The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP activities. These reimbursements are included in general and administrative expense on the consolidated statement of operations. The General Partner, and its current affiliates, received reimbursements for the three months ended March 31, 1996 and 1995, as reflected in the following table.

   Also, CCEP is subject to an Investment Advisory Agreement between the Partnership and an affiliate of ConCap Holdings, Inc. ("CHI"). This agreement provides for an annual fee, payable in monthly installments, to an affiliate of CHI for advising and consulting services for CCEP's properties. Advisory fees paid pursuant to this agreement are included in general and administrative expenses on the consolidated statement of operations and are reflected in the following table:

                                                 For the Three Months Ended
                                                          March 31,
                                                   1996               1995
                                                        (in thousands)

    Property management fees                     $  248               $314
    Investment advisory fees                         45                 64
    Lease commissions                                 7                 --
    Reimbursement for services of affiliates        113                126

   The decrease in property management fees for the three months ended March 31, 1996, as compared to the three months ended March 31, 1995, is the result of the transfer of The Carlton House to CCIP on November 30, 1995.

   In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from CCIP pursuant to the Master Loan Agreement, which is described more fully in the 1995 Annual Report. No interest payments were made during the three month periods ended March 31, 1996 and 1995. (See further discussion in "Note C"). Advances of approximately $367,000 were made under the Master Loan Agreement during the three months ended March 31, 1996. Principal payments of approximately $175,000 were made on the Master Loan during the three months ended March 31, 1996.

   On July 1, 1995, CCEP began insuring its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner, who receives payments on these obligations from the agent. The amount of CCEP's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.


Note C - Master Loan and Accrued Interest Payable

   The Master Loan principal and accrued interest payable balances at March 31, 1996, and December 31, 1995, are $241.1 million and $233.5 million, respectively.


Terms of Master Loan Agreement

   Under the terms of the Master Loan Agreement, interest accrues at a fluctuating rate per annum adjusted annually on July 15 by the percentage change in the U.S. Department of Commerce Implicit Price Deflator for the Gross National Product subject to an interest rate ceiling of 12.5%. The interest rates for each of the three month periods ended March 31, 1996 and 1995, was 12.5%. Interest payments are currently payable quarterly in an amount equal to "Excess Cash Flow", generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service. If such Excess Cash Flow payments are less than the current accrued interest during the quarterly period, the unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. If such Excess Cash Flow payments are greater than the currently payable interest, the excess amount is applied to the principal balance of the loan. Any net proceeds from sale or refinancing of any of the Partnership's properties are paid to CCIP under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.

   CCIP invested approximately $367,000 in CCEP during the three months ended March 31, 1996, as additional advances under the Master Loan. CCEP used the funds to pay for deferred maintenance and capital improvements on the properties which collateralize the Master Loan. A portion of the advance was used to pay for additional expenses related to the December 1995 financing of six of CCEP's investment properties. Also, a portion of the advance was used to pay taxes on behalf of 1801 Tower Inc., a wholly owned subsidiary.

   During the three months ended March 31, 1996, CCEP paid approximately $175,000 to CCIP as principal payments on the Master Loan. Approximately $101,000 was due to the return of a real estate tax escrow set up at the time of the December 1995 financing of a certain CCEP investment property. This escrow was held until CCEP was able to provide proof of payment to the mortgage lender. Cash received on certain investments by CCEP, which are required to be transferred to CCIP per the agreement, accounted for approximately $74,000.


Note D - Note Receivable Deemed In-Substance Foreclosed

   Prior to the transfer of Carlton House from CCEP to CCIP on November 30, 1995, CCEP held the Carlton House Note which was secured by a deed of trust on Carlton House with a scheduled maturity in 1995. According to the note terms, interest accrued at 10% and compounded monthly on principal plus accrued but unpaid interest. The note receivable had been in default since 1991. As described more fully in the 1995 audited financial statements, the required debt service payments were reduced to only the amount of net cash flow from the Carlton House. In 1995 no interest income was recognized as no cash related to the note receivable was received by CCEP.

   Summarized below are the results of operations of the Carlton House that are included in CCEP's financial statements for the three months ended March 31, 1995, prepared on the same basis as CCEP's financial statements. Any intercompany balances between the Partnership and the Carlton House have been eliminated in CCEP's consolidated financial statements and the summarized financial statements set forth below:

                                                   For the Three Months Ended
                                                        March 31, 1995
                                                         (in thousands)
 Revenues:
    Rental income                                            $ 1,369
    Other income                                                   9
         Total revenues                                        1,378

 Expenses:
     Operating                                                 1,248
     Depreciation and amortization                               250
     Interest                                                  1,141
         Total expenses                                        2,639
             Net loss                                        $(1,261)